UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

VERIFONE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92342Y109

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92342Y109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Douglas G. Bergeron

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 339,334(1)

	6.	Shared Voting Power 3,046,059(2)

	7.	Sole Dispositive Power 339,334(1)

	8.	Shared Dispositive Power 3,046,059(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,589,317(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.8%(4)

12.	Type of Reporting Person (See Instructions) IN

(1) The shares indicated are shares of Common Stock of VeriFone Holdings, Inc. (“VeriFone”) held by DGB Investments, Inc. (“DGB Investments”), an entity controlled by Douglas G. Bergeron, as of February 14, 2006.  As of December 31, 2005, DGB Investments held 496,834 shares of Common Stock of VeriFone.

(2) The shares indicated are shares of VeriFone Common Stock held by the Douglas G. Bergeron Family Annuity Trust (the “DGB Family Trust”) and the Bergeron Family Trust (the “Bergeron Family Trust”).  Mr. Bergeron is a co-trustee of the DGB Family Trust and the Bergeron Family Trust.

(3) Mr. Bergeron has or shares voting or investment control over shares of VeriFone Common Stock held by DGB Investments, the DGB Family Trust and the Bergeron Family Trust.  The shares indicated include 3,385,393 shares of VeriFone Common Stock held by DGB Investments, the DGB Family Trust and the Bergeron Family Trust as of February 14, 2006.  As of December 31, 2005,  DGB Investments, the DGB Family Trust and the Bergeron Family Trust held 3,542,893 shares of VeriFone Common Stock.  The shares indicated also include 1,203,924 shares of VeriFone Common Stock held by the Sandra E. Bergeron Family Annuity Trust (the “SEB Family Trust”).  Mr. Bergeron’s spouse, Sandra E. Bergeron, has or shares voting control over shares of VeriFone Common Stock held by the SEB Family Trust.  Mr. Bergeron is not a trustee of the SEB Family Trust nor does he have or share voting or investment control over the shares of VeriFone Common Stock held by such trust.  Mr. Bergeron disclaims beneficial ownership of the shares of VeriFone Common Stock held by DGB Investments, the DGB Family Trust, the SEB Family Trust and the Bergeron Family Trust, except to the extent of his pecuniary interest therein.

(4) Based on 67,669,349 shares of VeriFone Common Stock outstanding as of the close of business on November 30, 2005, as indicated in VeriFone’s Annual Report on Form 10-K for the year ended October 31, 2005.

Item 1.
	(a)	Name of Issuer VeriFone Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2099 Gateway Place, Suite 600 San Jose, CA 95110

Item 2.
	(a)	Name of Person Filing Douglas G. Bergeron
	(b)	Address of Principal Business Office or, if none, Residence Douglas G. Bergeron c/o VeriFone Holdings, Inc. 2099 Gateway Place, Suite 600 San Jose, CA 95110
	(c)	Citizenship Mr. Bergeron is a citizen of the United States of America.
	(d)	Title of Class of Securities Common Stock, $0.01 par value per share
	(e)	CUSIP Number 92342Y109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: SEE THE RESPONSE TO ITEM 9 ON THE ATTACHED COVER PAGE.
(b) Percent of class: SEE THE RESPONSE TO ITEM 11 ON THE ATTACHED COVER PAGE.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote SEE THE RESPONSE TO ITEM 5 ON THE ATTACHED COVER PAGE.
(ii) Shared power to vote or to direct the vote SEE THE RESPONSE TO ITEM 6 ON THE ATTACHED COVER PAGE.
(iii) Sole power to dispose or to direct the disposition of SEE THE RESPONSE TO ITEM 7 ON THE ATTACHED COVER PAGE.
(iv) Shared power to dispose or to direct the disposition of SEE THE RESPONSE TO ITEM 8 ON THE ATTACHED COVER PAGE.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
Date
/s/ Douglas G. Bergeron
Signature
Douglas G. Bergeron
Name/Title